15 August 2007
Financial Result
ASB RECORDS STRONG RESULT IN COMPETITIVE MARKET
ASB countered a slowing economy and a competitive market by focusing on both customer service and writing quality business across all segments, albeit at ‘sharper’ margins.
The Bank has posted an increased net profit after tax of $480m for the financial year ending 30 June 2007, up 9% on the prior year (after excluding accounting gains arising from the application of NZ IAS 39 -Financial Instruments: Recognition and Measurement). Total Assets grew by 19% to $52.9 billion, exceeding $50 billion for the first time.
Chairman Gary Judd said ASB’s result was ‘positive and strong’, especially in the context of the slowing New Zealand economy and financial services industry growth.
“Exceeding the $50 billion mark in total assets was a ‘remarkable achievement’ given that ASB has evolved from being a modest, regional savings bank with assets of less than $2 billion back in 1988 to the nationally operating, full service financial institution it is today,” said Mr Judd.
“It is also a fine milestone to achieve in our 160 th anniversary year.
“We have continued to focus on customer service, writing quality business and being extremely competitive across the entire corporate, business, rural and personal banking range of products.
“Reflecting the competitive environment, average net interest margin declined from 1.93% to 1.83%. This has given some relief to customers from the effects of higher interest rates.
“Non interest income was steady at $343m, a reflection of both increased business levels and our customers benefiting from the new transaction account offerings launched during the year. Increased use of Treasury products by our Corporate, Business and Rural customers also contributed to this result.

“At the same time as growing the business, we continued to focus on efficiency, the ratio of operating expenses to operating income remaining steady at 43%.
“Impairment losses were slightly below 2006 levels and, at $18m, continue to reflect the strong focus on credit management and the high quality of ASB’s loan book.
“Over the past 12 months we continued to hold our significant share of the housing loan market, advancing a net $4.15 billion to home buyers, while deposits increased by 16% to $47.8 billion at year end.
“FastSaver, our on-line savings account, passed another milestone in January 2007 with $4 billion of deposits and account numbers growing to over 300,000.

“This year marks the 10th anniversary of ASB’s introduction of New Zealand’s first internet banking service – Fastnet. Over the past decade Fastnet Classic has attracted more than 500,000 customers and processed more than 450 million transactions.”
During the year ASB opened four new branches – in Masterton, Newmarket (Auckland), Papamoa (Mt Maunganui) and the Remarkables (Queenstown). SmartPhones, PDAs and Pago were also added to ASB’s line-up of technology based services.
The Bank has commenced its new financial year with the launch of ASB Kiwisaver to New Zealand investors and initial interest has been strong. ASB Kiwisaver offers a diversified range of investment options for retirement, and is managed by ASB Group Investments Limited.
For further information please contact:
Hugh Burrett — Managing Director, ASB on 021 736 816
Linley Wood — Head of Corporate Affairs on 021 221 2121
Issued on behalf of ASB by Network PR.